THIRD QUARTER

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

For The Nine Months Ended September 30, 2011

Date of Report – November 21, 2011

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

 THIRD QUARTER 2011

Mineral Exploration Asset Costs – $638,448
Mineral Interest Administration and Investigation Costs - $70,794

Los Zorros Property, Chile - Drilling In Progress

INCA Project, Chile
Acquired Additional 20 Hectares of Concessions By Exercise Of Rojas Option

Sponsored Gala Dinner At GATA Gold Rush 2011 Conference In London

Proceeds of $90,000 From Exercise of Warrants

Gold and Silver Bullion Holdings Had A Market Value Of $6,948,063 At September 30, 2011

This Document Includes:

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS,
MINERAL PROPERTY SUMMARIES, LIST OF RECENT NEWS RELEASES

SAMEX is exploring in the mineral-rich country of Chile that hosts some of the world’s largest ore bodies.

SAMEX MINERAL EXPLORATION PROPERTIES IN CHILE

LOS ZORROS PROPERTY - Gold, Silver, Copper Prospects

The Los Zorros Property covers an old mining district of small gold, silver and copper mines and showings.  SAMEX is currently conducting a number of individual exploration projects within this single property holding to test for multiple gold ore bodies:

MILAGRO PROJECT	NORA PROJECT	CINCHADO PROJECT	MILAGRO PAMPA PROJECT
The Los Zorros Property also includes other project areas yet to be systematically explored by SAMEX including: LA FLORIDA and LORA (gold and copper-gold), VIRGEN DE CARMEN and COLORINA (copper-silver; possible deeper-seated gold and copper-gold), SALVADORA, CRESTA DE GALLO and TRUENO (barite vein systems with possible deeper-seated gold and copper-gold).

CHIMBEROS PROPERTY - Gold, Silver, Copper Prospects

INCA PROPERTY - Copper, Gold, Silver, Moly Prospects

ESPEJISMO PROPERTY - Gold Prospects

Website - www.samex.com
SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG
SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

MANAGEMENT DISCUSSION

DATE: November 21, 2011

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the country of Chile.  The Company focuses its exploration activities on the search for deposits of precious and base metals.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.  SAMEX has persistently maintained and declared its strong belief that gold and silver prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver and a strong demand for copper.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Chimberos gold-silver prospects, the Inca copper, gold, silver and molybdenum prospects, and the Espejismo gold prospects.  See the section in this report titled “Mineral Property Summaries” for individual property details.  The company also holds an interest in mineral exploration properties in Bolivia, however in 2009, the Company suspend exploration activities in Bolivia and put all of the Bolivian properties on “care and maintenance” status.  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

OVERVIEW OF RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

The following section contains a summary of our operating results for the nine months ended September 30, 2011, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties that may cause them to be materially different from actual outcomes.  See “Forward Looking Statements” at the end of this report.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  The principal external factors over the past year resulted from the lingering effects of the severe global financial crisis which took place in the two preceding years, and various government responses to it.  During late 2008, the world experienced a number of adverse events in the financial sector including the failure, forced takeover or government bailout of a number of major financial institutions in September-October 2008 and the start of a deep world-wide financial crisis - considered by many to be the worst since the Great Depression.  These events brought about a major decline in stock markets, which fell almost 45% from their 2007 high, and a sharp decline in the price of a number of commodities, including copper and gold, which, although usually thought to be a counter-cyclical commodity, fell at the deepest point in the crisis in October, 2008 to almost US$700 per ounce.  Prices for copper continued to remain soft during 2009, but the price of gold, likely due in large part to continuing uncertainty in the US and global economy, continued to climb throughout 2009, breaking the historical US$1,000 per ounce level in October, 2009. While 2010 saw significant economic improvement in certain parts of the world, particularly in developing countries, the effects of the financial crisis continued in many places - particularly the United States and Euro-zone countries, which have continue to suffer from slow growth and high levels of unemployment.  Further, likely due in part to high levels of government fiscal stimulus and other responses to the financial crisis, a new range of issues began to emerge over the past year, including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis.  These factors in turn resulted in international bailouts of Greece and Ireland, and growing concern over the fiscal stability of Spain, Portugal and, more recently, Italy.  Conditions throughout the Euro-zone area have continued to deteriorate, and may result in the failure of certain banks and the financial collapse of one or more member states, which may in turn result in the collapse of the Euro-zone as now constituted and the failure of the Euro as an international reserve currency.  In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, repeated "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency, and serious concern over economic retrenchment.  At the same time, likely in response to global economic conditions, the price of gold soared during 2010 from a low of $1,058 in February, 2010 to over $1,400 in December 2010, climbing even further to prices of up to $1,900 in August of this year before dropping back to a $1,600 to 1,750 range.  Silver had an even more spectacular climb from a low of $15.14 in February 2010 to over $30 in December 2010, reaching over $48 in April 2011 before dropping back to a $30-34 range.  Along with the increase in precious metal prices, the market for shares of junior precious metal explorers also improved, offering greater access to capital during the latter part of 2010 and the first half of 2011 to fund exploration of our gold and silver projects in Chile.

The Company raised substantial private placement funding during the later part of 2010 and has received significant proceeds from the exercise of warrants during 2011, which has allowed us to increase our staff and expand our exploration activities and expenditures during 2011 as compared to 2010.  Expenditures for categories such as mineral exploration assets costs, mineral interests administration and investigation costs, office and miscellaneous, salaries and benefits, and travel and promotion have correspondingly increased over the expenditures during 2010.  As a result of the Company’s activities during the three months ended September 30, 2011, exploration/mineral interests costs totaled $709,242 comprised of $638,448 on mineral exploration assets and $70,794 on mineral interests administration and investigation.

Los Zorros Property, Chile - What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this district of historic small mining activity.  During the first quarter ended March 31, 2011 we continued drilling at projects situated within the Los Zorros property holdings and in late January 2011 commenced a substantial geophysical survey over portions of the Los Zorros district.  During the second quarter ended June 30, 2011, the information gained from the drilling, assaying and the geophysical survey was evaluated and complied in preparation for more drilling which commenced early in the third quarter, and is still in progress at the date of this report.  During the third quarter, the Company hired an additional geologist to help facilitate an increase in drilling activity, and engaged a consulting geophysicist to assist in the interpretation and correlation of geophysical data in conjunction with exploration and drilling data.   The Company is also seeking to hire additional geologists that have experience in various types of gold deposits, who can apply that experience and knowledge to exploring for multiple precious metal deposits in the Los Zorros district.

The Los Zorros property consists of multiple project areas that have now been strategically expanded to cover more than 100 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  The property is situated at the convergence of important geologic and structural features and significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many other mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora, Cresta de Gallo, and Trueno (barite vein systems with possible deeper-seated gold and copper-gold).

Trends and Financing - Over the past several years, we have experienced a number of important external changes in the market place that had an affect on our overall performance.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours, which greatly reduced our ability to raise capital.  During that time, we were able to raise additional capital by private placements, but at lower prices and less favourable terms than our private placements completed in the previous several years.  While many parts of the world - particularly developing countries - had largely recovered from the financial crisis by 2010, many countries - particularly the US and Euro-zone countries - were still experiencing slow growth, high unemployment and other factors.  In addition, due in part to excess government funded stimulus measures, institutional bailouts, and expansionist monetary policies effected in response to the financial crisis, the many countries were left with extraordinarily high levels of government debt, weakened currencies and, in the Euro-zone, a growing sovereign debt crisis.  In the US, expansionist monetary policies have resulted in inflationary concerns.  These and other factors have led to volatility in price for many commodities, particularly gold and sliver and copper.  Along with this, the market for the shares of junior precious metal explorers has recently declined which can affect access to capital to fund mineral exploration projects.  We anticipate that the price of gold, silver, and copper will continue to be volatile, but will generally increase over the next year due in large part to prevailing global economic imbalances and other continuing economic conditions which should enable us to secure additional equity financing.

The trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants.   In addition, during the first and second quarters of 2011 to June 30, 2011, we received proceeds of $4,585,500 from warrants exercised at prices ranging from $0.20 up to $1.00 per share.  During the third quarter ended September 30, 2011, the Company received proceeds of $90,000 from the exercise of warrants for 200,000 shares at $0.20 per share and 50,000 shares at $1.00 per share, and proceeds of $40,000 from the exercise of a stock option to acquire 200,000 shares at $0.20 per share.

Gold and Silver Bullion Holdings - We have been pleased to see continued strength in the metals markets, and steady progress in our vision for gold and silver to be brought back into their more historic monetary roles as honest weights and measures.   With this in mind, management has taken advantage of our understanding of the markets in order to protect our working capital from the current environment of monetary debasement and converted a large portion of excess working capital into gold and silver physical bullion holdings which has already, and should continue to, protect our purchasing power for future operations.  During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase approximately $1.8 million worth of silver bullion and $2.2 million worth of gold bullion to hold in lieu of cash.  By the fiscal year-end, the Company’s “Gold and Silver Bullion Holdings” of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010.  During the first quarter of fiscal 2011, the Company used a portion of its cash assets to purchase an additional $200,000 worth of silver bullion and $799,969 worth of gold bullion to hold in lieu of cash.  The addition of these purchases during the first quarter ended March 31, 2011, increased the Company’s “Gold and Silver Bullion Holdings” to 66,190.611 grams of gold and 70,502.235 ounces of silver which had a market value of $5,567,888 at March 31, 2011.  During the second quarter ended June 30, 20011, the Company used a portion of its cash assets to purchase approximately $999,980 worth of gold bullion to hold in lieu of cash.  With the addition of these purchases during the second quarter, the Company held 87,438.925 grams of gold and 70,349 ounces of silver which had a market value of $6,456,942 at June 30, 2011.  The Company did not purchase any additional gold or silver bullion during the third quarter, and after deduction of monthly gold and silver bullion vault storage fees, the Company held 87,406.141 grams of gold and 70,196.106 ounces of silver which had a market value of $6,948,063 at September 30, 2011.

INCA Property, Chile - The Company has been continuing its efforts to arrange a joint venture or sale of all or a portion of its INCA copper, gold, molybdenum property.

During the third quarter ended September 30, 2011 we purchased 20 hectares of mineral concessions in the INCA project area.  Under a Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. (the "Rojas Option"), the Company had an option to acquire concessions covering a 20-hectare portion of the Inca project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 of which the Company had previously paid).  During the third quarter, the Company paid the Chilean Peso-equivalent of US$150,000 to purchase a 100% interest in these mineral concessions.  No NSR is payable on these concessions.

Our landholdings at the INCA project consist of approximately 3,513 hectares of prospective and strategic concessions including the Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during the third quarter of 2011 pursuant the Rojas Option.  In addition, the Company also has the option to acquire another 2,138 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option however, as disclosed in Note 7 to the financial statements, the Company has not made the final option payment on the Minera Porvenir Option.

Plans and Projections – SAMEX exploration activities will continue to be focused on its high quality gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will also continue to conduct meetings and property tours with parties interested in our INCA copper-gold-moly property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”.  See note “Forward Looking Statements” at the end of this report.

Bolivia: Bolivian Properties Remain In “Care And Maintenance” Status – In 2009, the Company suspended exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status.  In the several years leading up to this decision, we had been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms.  In light of these and other factors we decided that Bolivia carried a significant risk for development of future mineral projects.  Accordingly in 2009 we minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

ANALYSIS OF FINANCIAL STATEMENTS

Conversion to International Financial Reporting Standards - As result of the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards ("IFRS") for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company adopted IFRS in its financial statements for the three months ended March 31, 2011, which were the first interim financial statements of the Company under IFRS.  The second quarter financial statements for the six months ended June 30, 2011 and the third quarter financial statements for the nine months ended September 30, 2011 have also been prepared under IFRS. The Company previously applied the available standards under previous Canadian Accepted Accounting Principles ("Canadian GAAP") that were issued by the Accounting Standards Board of Canada.  The effects of the conversion from Canadian GAAP to IFRS were identified in Note 14 "Transition To IFRS" of our interim condensed consolidated financial statements for the three months ended March 31, 2011.  As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.  Our interim condensed consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differ in significant respects from accounting principles generally accepted in Canadian GAAP and from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.   It is recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2010 and the interim condensed consolidated financial statements for the three-months ended March 31, 2011.

The following discussion of our operating results explains material changes in our consolidated results of operations for the three months ended September 30, 2011.  In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of the Bolivian subsidiaries for their fiscal fourth quarters from July 1, 2011 to September 30, 2011.  The discussion should be read in conjunction with the Company's condensed consolidated financial statements to September 30, 2011 and the related notes included in this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the condensed consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)	our ability to identify and acquire quality mineral exploration properties on favorable terms;
b)	the cost of our exploration activities;
c)	our ability to finance our exploration activities and general operations;
d)	our ability to identify and exploit commercial deposits of mineralization; and
e)	the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)	the competitive demand for quality mineral exploration properties;
b)	political and regulatory climate in countries where properties of interest are located;
c)	regulatory and other costs associated with maintaining our operations as a public company;
d)	the costs associated with exploration activities; and
e)	the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependent upon factors which are largely out of our control including:

a)	market prices for gold, silver, copper and other metals and minerals;
b)	the market for our securities; and
c)	the results from our exploration activities.

Significant factors affecting our operations over the past several years has been the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals.  However, during 2010, lingering effects of the financial crisis and government responses to it - including high levels of government debt, adoption of expansionist monetary policies, Eurozone instability, the decline of the US dollar as a reserve currency and a growing sovereign debt crisis - contributed to spectacular increases in the price of gold and silver and a corresponding improvement in the market for securities of precious metal exploration companies.  These trends improved our ability to raise capital during 2010 at higher prices, on more favourable terms, and in greater amounts than in previous years.  We believe this trend is likely to continue through the next year and possibly beyond and may result in a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See note titled “Forward Looking Statements” at the end of this report.

Currency Risk - Currency exchange rate fluctuations could adversely affect our operations.  Our functional currency is the Canadian Dollar, and we have obligations and commitments in other currencies including Chilean Pesos, United States Dollars, and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.  Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Summary of Quarterly Results

Due to the first-time conversion to International Financial Reporting Standards ("IFRS"), in the following summary of quarterly results, the quarters ended March 31, 2011 and 2010, June 30, 2011 and 2010, and September 30, 2011 and 2010 are reported under IFRS, while the quarters ended December 31, 2010 and 2009 are reported under previous Canadian Accepted Accounting Principles ("Canadian GAAP").

Quarterly Results	Sep 30, 2011	June 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009
Revenue $	-	-	-	-	-	-	-	-
Net loss $	(424,251)	(2,631,667)	(790,625)	(424,473)	(260,240)	(227,520)	(241,954)	(3,201,627)
Net loss /share $	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.03)

The net loss for the fourth quarter ended December 31, 2009 includes the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property (see Note 7 to the Consolidated Financial Statements).  The net loss for the fourth quarter ended December 31, 2009 also includes a financing charge related to the extension of warrant terms resulting in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance charge.  The net loss for the first quarter ended March 31, 2010 includes a stock-based compensation expense of $26,815 in relation to a stock option granted on 110,000 shares at $0.35 per share to a consultant on the Company’s Advisory Board. The net loss for the third quarter ended September 30, 2010 includes a stock-based compensation expense of $99,720 in relation to stock options granted on 430,000 shares at $0.35 per share to three employees and a consultant (see Note 6.c (ii) to the Consolidated Financial Statements).  The net loss for the fourth quarter ended December 31, 2010 includes increased expenses incurred during the fourth quarter in the categories "Legal", "Office, Supplies, and Miscellaneous", "Regulatory Fees", "Salaries, Benefits and Stock-based Compensation", "Travel and Promotion", and "Mineral Interests Written Off".  The net loss for the first quarter ended March 31, 2011 includes a financing charge related to the extension of warrant terms for an additional year resulting in an incremental increase in the fair value of the warrants of $359,975 which was expensed as a finance charge and also includes a stock-based compensation expense of $86,670 in relation to a stock option granted to a new director on 200,000 shares at $0.70 per share.  The net loss for the second quarter ended June 30, 2011 includes a stock-based compensation expense of $2,096,150 in relation to stock options granted to consultants, employees, directors and officers on 2,425,000 shares at $1.50 per share.  The net loss for the third quarter ended September 30, 2011 includes a stock-based compensation expense of $92,100 in relation to a stock option granted to a consultant on 100,000 shares at $1.40 per share.

Operating Results

During the first quarter ended March 31, 2011 we continued drilling at projects situated within our Los Zorros property holdings in Chile and in late January 2011 commenced a substantial geophysical survey over portions of the Los Zorros district.  During the second quarter ended June 30, 2011, the information gained from the drilling, assaying and the geophysical survey was evaluated and complied in preparation for more drilling.  In the early part of the third quarter ended September 30, 2011 we resumed drilling which is still in progress at the time of this report at projects situated within our Los Zorros property.   As a result of the Company’s activities during the three months ended September 30, 2011, exploration/mineral interests costs totaled $709,242 comprised of $638,448 on mineral exploration assets and $70,794 on mineral interests administration and investigation.

Our assets categorized in the consolidated statements of financial position as “Mineral Exploration Assets" increased to $12,057,348 at September 30, 2011 as compared to $10,299,789 at December 31, 2010.

The amount of cash on hand at September 30, 2011 was $4,560,474 compared to $4,870,337 at December 31, 2010 and the  Company's "Gold and Silver Bullion" holdings had a market value of $6,948,063 at September 30, 2011 compared to a market value of $4,107,333 at December 31, 2010.  The Company's total assets were $23,684,542 at September 30, 2011 compared to $19,366,455 at December 31, 2010.  At September 30, 2011, we were debt-free, apart from accounts payable and accrued liabilities of $28,499 compared to $91,890 at December 31, 2010.

The Company raised substantial private placement funding during the later part of 2010 and has received significant proceeds from the exercise of warrants during 2011, which has allowed us to increase our staff and expand our exploration activities and expenditures during 2011 as compared to 2010.  Expenditures for categories such as mineral exploration assets costs, mineral interests administration and investigation costs, office and miscellaneous, salaries and benefits, and travel and promotion have correspondingly increased over the expenditures during 2010.

The following comments relate to certain categories in the consolidated financial statements to September 30, 2011:

Statements of Financial Position
“Gold and Silver Bullion” - During the first quarter of fiscal 2011, the Company used a portion of its cash assets to purchase an additional $200,000 worth of silver bullion and $799,969 worth of gold bullion to hold in lieu of cash.  During the three months ended June 30, 2011, the Company used a portion of its cash assets to purchase an additional $999,980 worth of gold bullion to hold in lieu of cash.  With the addition of these purchases during the second quarter, the Company held 87,438.925 grams of gold and 70,349.004 ounces of silver which had a market value of $6,456,942 at June 30, 2011.  The Company did not purchase any additional gold or silver bullion during the third quarter, and after deduction of monthly gold and silver bullion vault storage fees, the Company held 87,406.141 grams of gold and 70,196.106 ounces of silver which had a market value of $6,948,063 at September 30, 2011.

Consolidated Statements of Comprehensive Loss
“Finance Charge” - for the nine month period ended September 30, 2011 - during the first quarter ended March 31, 2011, the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year.  This resulted in an incremental increase in the fair value of the warrants of $359,975 which was expensed as a finance charge.

"Interest and Bank Charges" - includes vault fees for the Company's gold and silver bullion holdings.

“Mineral Interests Administration and Investigation Costs” - are expensed as incurred and are not capitalized to mineral exploration assets and include operating costs related to the Company’s activities in Chile and Bolivia that are not allocated to one of the Company’s specific mineral properties, and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Offices and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.  Also includes purchase of new computer software for mapping/geology and other programs.

"Salaries and Benefits" - for the nine month period ended September 30, 2011 - includes regular salary payments, and payments made during the second quarter of retroactive pay related to salary increases retroactive to January 1, 2011, and one-time bonus payments made during the second quarter.

“Stock-Based Compensation” – During the third quarter ended September 30, 2011, the Company granted a stock option to a consultant on 100,000 shares at $1.40 per share with a fair value on the grant date of $92,100. During the second quarter ended June 30, 2011, the Company granted stock options to consultants, employees, directors and officers on 2,425,000 shares at $1.50 per share with a fair value on the grant date of $2,096,150.   During the first quarter ended March 31, 2011, the Company granted a stock option to a new director on 200,000 shares at $0.70 per share with a fair value on the grant date of $86,670.  Stock-based compensation costs (the fair value of the options at the grant date) are determined using the Black-Scholes option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model may not provide a consistently reliable measure of the fair value cost of the stock options.

"Unrealized (Gain) Loss On Gold and Silver Bullion" - unrealized gains or losses are related to the rising or falling prices of gold or silver and the market price of the Company's gold and silver bullion holdings determined by the closing prices of gold and silver at the date of the period ends and also the US dollar exchange rates on these dates.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the three months ended September 30, 2011.  We realized a net loss of $424,251 for the three months ended September 30, 2011 or $0.01 per share compared to a net loss of $260,240 for the three months ended September 30, 2010 or $0.01 per share.  The net loss for the three months ended September 30, 2011 includes a stock-based compensation expense with a fair value on the grant date of $92,100 in relation to a stock option granted to a consultant on 100,000 shares at $1.40 per share. Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the funds on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs at the Los Zorros property in Chile over the next year.  The Company plans to focus its exploration activities over the next year on its high quality gold and silver projects in Chile including several project areas at Los Zorros. See note “Forward Looking Statements” at end of this report.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  2010 saw a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.  These trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts than in previous years.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placement at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as follows:

During the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  During the third quarter ended September 30, 2010, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 and received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share.  During the fourth quarter ended December 31, 2010, the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for proceeds of $8,791,860 and received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.

During the first quarter ended March 31, 2011, the Company received proceeds of $1,784,550  from the exercise of warrants for the purchase of 195,000 shares at $0.20 per share, 500,000 shares at $0.30 per share, 750,000 shares at $0.70 per share, and 1,372,500 shares at $0.78 per share.  During the second quarter ended June 30, 2011 the Company received proceeds of $2,800,950 from the exercise of warrants and $20,000 from the exercise of an option.  During the third quarter ended September 30, 2011, the Company received proceeds of $90,000 from the exercise of warrants for 200,000 shares at $0.20 per share and 50,000 shares at $1.00 per share, and proceeds of $40,000 from the exercise of a stock option to acquire 200,000 shares at $0.20 per share.

Use Of Proceeds - During the first quarter of 2009, we completed a private placement and in regulatory filings disclosed that the intended use of the $783,050 proceeds would be $400,000 for expenditures/exploration on our mineral properties and $383,050 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $594,469 for the first quarter ended March 31, 2009.  During the second quarter of 2009 we raised proceeds of $600,000 through a private placement and disclosed in regulatory filings that the intended use of proceeds would be $350,000 for expenditures/exploration on our mineral properties and $250,000 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $243,404 for the second quarter ended June 30, 2009, $239,275 for the third quarter ended September 30, 2009, and $215,313 for the fourth quarter ended December 31, 2009.

In 2010 we completed a private placement in the third quarter and in regulatory filings disclosed that the intended use of the proceeds of $1,094,200 would be $800,000 for expenditures/exploration on our mineral properties and $294,200 for general working capital.   This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $328,197 for the first quarter ended March 31, 2010; $194,281 for the second quarter ended June 30, 2010; $286,519 for the third quarter ended September 30, 2010; and $714,914 for the fourth quarter ended December 31, 2010 for a total of $1,523,911 exploration/mineral interests costs for the 2010 fiscal year.  During the fourth quarter of 2010 we completed a private placement and in regulatory filings disclosed that the intended use of the proceeds of $8,791,860 would be $5,000,000 for expenditures/exploration on our mineral properties and $3,791,860 for general working capital.  We are in the process of using these proceeds during 2011.  Our exploration/mineral interests costs for the first quarter ended March 31, 2011 totaled $909,716 comprised of $822,038 on mineral exploration assets and $87,678 on mineral interests administration and investigation.  Our exploration/mineral interests costs for the second quarter ended June 30, 2011 totaled $388,303 comprised of $297,073 on mineral exploration assets and $91,230 on mineral interests administration and investigation.  During the third quarter ended September 30, 2011, exploration/mineral interests costs totaled $709,242 comprised of $638,448 on mineral exploration assets and $70,794 on mineral interests administration and investigation.

Anticipated Capital Requirements - Based on the funds on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs at the Los Zorros property in Chile over the next year.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at November 21, 2011 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Optional Payment	US$1,000,000	US$1,000,000
Aravena Option (2) Optional Payment	US$190,000	US$100,000	US$90,000
Hochschild Purchase (3) Advance Royalty	US$100,000	US$100,000
Long-term Debt Obligations	NIL
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payments US$1,190,000 Advance Royalty US$100,000 (3)	Option Payments US$1,100,000 Advance Royalty US$100,000 (3)	Option Payments US$90,000

(1) This is an option payment pursuant to an option to purchase 2,138 hectares of mineral concessions adjacent to our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make this payment, it will be necessary to do so if we wish to add these concessions to our INCA property (see Note 7 “Mineral Exploration Assets” to the Condensed Consolidated Interim Financial Statements) (see “Mineral Property Summaries” – “INCA Project” for details).

(2) These are option payments pursuant to a Unilateral Option Contract dated June 28 , 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. whereby we have the option to purchase approximately 3,000 hectares of mineral concessions adjacent to the Los Zorros property.  While we are not obliged to make these payments, it will be necessary to do so if we wish to retain our interest in these concessions. (see Note 7 “Mineral Exploration Assets” to the Condensed Consolidated Interim Financial Statements) (see “Mineral Property Summaries” – “Los Zorros Property” for details).

(3) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion (Milagro area) of our Los Zorros Property.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  (see Note 7 “Mineral Exploration Assets” to the Condensed Consolidated Interim Financial Statements) (see “Mineral Property Summaries” – “Los Zorros Property” for details).

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - We anticipate that the price of gold, silver, and copper will continue to be volatile, but will generally increase over the next year due in large part to prevailing global economic imbalances and other continuing economic conditions which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems  – Our working capital, excess cash, and gold and silver bullion holdings are redeemable at any time and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Stock Options - Under the Company’s “rolling” Stock Option Plan approved by shareholders and accepted by the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).  At September 30, 2011 options were outstanding to acquire 11,455,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 270,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 275,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 250,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 200,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Malcolm Fraser	Jan 6, 2011 May 2, 2011	200,000 225,000	$0.70 $1.50	Jan 6, 2021 May 2, 2021
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021

Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	30,000 70,000 150,000 150,000 100,000	$0.40 $0.85 $0.20 $0.35 $1.50	April 20, 2015 May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Francisco Vergara	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	50,000 150,000 100,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Manuel Avalos	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	100,000 150,000 150,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	20,000 50,000 30,000 25,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009 Sep 4, 2009 Jan 29, 2010 May 2, 2011	60,000 60,000 30,000 110,000 200,000	$0.70 $0.20 $0.20 $0.35 $1.50	Dec 20, 2012 Jan 15, 2014 Sep 4, 2019 Jan 29, 2015 May 2, 2021
Justin Milliard	Sep 6, 2011	100,000	$1.40	Sep 6, 2016

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and independent directors, Allen Leschert and Malcolm Fraser, who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter. Larry McLean and Allen Leschert have been directors of the Company since 1995 and Malcolm Fraser was appointed to the Board on January 6, 2011, and all three have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 25 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of independent directors of the Company, Allen Leschert and Malcolm Fraser, and executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Employees, Salaries, Payments to Related Parties – During the third quarter of 2011 we had 23 employees, the majority of which were involved in activity related to our mineral exploration properties in Chile.  By comparison, we had 18 employees during the third quarter of 2010.  Employees who are also directors or officers of the Company were paid $126,450 during the third quarter ended September 30, 2011, a $36,000 portion of which was capitalized to mineral exploration assets.  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $9,902 for legal services during the third quarter ended September 30, 2011.  Malcolm Fraser, one of our directors charged $2,800 during the third quarter for conducting research and consulting for the Company.  During the three months ended September 30, 2011, one of our directors exercised a stock option to acquire 200,000 shares at $0.20 per share for proceeds of $40,000 to the Company.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

QUARTERLY SUMMARIES

Summary For The First Quarter Of 2011 - For The Three Months Ended March 31, 2011

During the first quarter ended March 31, 2011 we continued drilling at projects situated within our Los Zorros property holdings in Chile and in late January 2011 commenced a substantial geophysical survey over portions of the Los Zorros district.  The survey, which included five survey lines totaling over 20 line-kilometers, was conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.

Advance Royalty Payment Made On Los Zorros Property, Chile – On March 1, 2011 the Company made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company purchased pursuant to the “Hochschild Purchase”.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), and by March 1, 2011 (paid), and March 1, 2012) to a maximum of US$500,000 ($400,000 has been paid) or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.

New Director Added To Board - January 6, 2011, the Company appointed Malcolm Fraser of Vancouver, British Columbia as an additional director to the Board, which increased the Board to six directors.  Mr. Fraser has over 50 years experience in all aspects of mineral exploration, production, concentrates marketing, product sales, and project evaluation for non-ferrous, ferrous and precious metals, industrial minerals, energy and other natural resource products, including over 20 years experience as a senior officer and/or director of Canadian public companies in the minerals and energy sectors and over 10 years practice in all aspects of mining, energy and commercial law, both domestically and internationally.  He holds degrees from Queen’s University (B.Sc. (Geol. Eng.)), Harvard (M.A. (Econ. Geology)), and Osgoode Hall Law School in Toronto (L.L.B.).  Pursuant to the appointment as director, the Company granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share for a ten-year term.  Malcolm Fraser was also appointed as a member of the Audit Committee and the Compensation Committee.

Warrant Term Extension - During the first quarter, the TSX Venture Exchange consented to the extension in the expiry date of 2,871,250 warrants at an exercise price of $1.00/share by extending the term for one additional year until March 16, 2012.  SAMEX originally issued the warrants pursuant to a private placement of 5,742,500 shares with 2,871,250 share purchase warrants attached, which was accepted for filing by the Exchange effective March 16, 2007.  These warrants were originally issued with a two-year term expiring March 16, 2009 and later extended to March 16, 2011. The new expiry date of the warrants is March 16, 2012.  The exercise price of the warrants will remain at $1.00 per share.  The extension of the term of the warrants resulted in an incremental increase in the fair value of the warrants of $359,975 which was expensed as a finance charge in the statements of comprehensive loss.

Directors and Officers of the Company during the first quarter of 2011 were: Jeffrey P. Dahl – President, CEO & Director; Peter J. Dahl - Chairman & Director; Robert E. Kell - Vice President Exploration & Director; Allen D. Leschert - Director; Larry D. McLean - Vice President Operations, CFO & Director; Malcolm B. Fraser - Director; Brenda L. McLean - Corporate Secretary.

Investor Relations – Investor relations activities during the first quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations and in-person meetings with shareholders, brokers and investors.

Stock Options – During the first quarter ended March 31, 2011, pursuant to the appointment of Malcolm Fraser as a director, the Company granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share with a fair value on the grant date of $86,670.  This stock-based compensation expense of $86,670 was expensed in the statements of comprehensive loss in the category “Stock-based compensation”.  No options expired or were exercised during the first quarter ended March 31, 2011.

Gold and Silver Bullion Holdings - We have been pleased to see continued strength in the metals markets, and steady progress in our vision for gold and silver to be brought back into their more historic monetary roles as honest weights and measures.   With this in mind, management has taken advantage of our understanding of the markets in order to protect our working capital from the current environment of monetary debasement and converted a large portion of excess working capital into gold and silver physical bullion holdings which has already, and should continue to, protect our purchasing power for future operations.   During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase approximately $1.8 million worth of silver bullion and $2.2 million worth of gold bullion to hold in lieu of cash.  By the fiscal year-end, the Company’s “Gold and Silver Bullion Holdings” of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010.  During the first quarter of fiscal 2011, the Company used a portion of its cash assets to purchase an additional $200,000 worth of silver bullion and $799,696.15 worth of gold bullion to hold in lieu of cash.  The addition of these purchases during the first quarter ended March 31, 2011, increased the Company’s “Gold and Silver Bullion Holdings” to 66,190.611 grams of gold and 70,502.235 ounces of silver which had a market value of $5,567,888 at March 31, 2011.

Warrants – During the first quarter ended March 31, 2011, the Company received proceeds totaling $1,784,550 from warrants that were exercised for the purchase of 195,000 shares at $0.20 per share, 500,000 shares at $0.30 per share, 750,000 shares at $0.70 per share, and 1,372,500 shares at $0.78 per share.   Warrants for the purchase of 371,500 shares at $0.78 per share expired during the first quarter on February 13, 2011.  No warrants were issued during the first quarter of 2011.

SECURITIES ISSUED DURING THE FIRST QUARTER ENDED MARCH 31, 2011

Outstanding shares at December 31, 2010 – 119,467,719
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jan 4/11	Common Shares	Warrant Exercise	20,000	$0.20	$4,000	Cash	N/A
Feb 10/11	Common Shares	Warrant Exercise	110,000	$0.78	$85,800	Cash	N/A
Feb 14/11	Common Shares	Warrant Exercise	750,000	$0.70	$525,000	Cash	N/A
Feb 14/11	Common Shares	Warrant Exercise	500,000	$0.30	$150,000	Cash	N/A
Feb 14/11	Common Shares	Warrant Exercise	1,262,500	$0.78	$984,750	Cash	N/A
Feb 22/11	Common Shares	Warrant Exercise	100,000	$0.20	$20,000	Cash	N/A
Mar 2/11	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	Cash	N/A
Mar 16/11	Common Shares	Warrant Exercise	25,000	$.20	$5,000	Cash	N/A
Outstanding shares at March 31, 2011 - 122,285,219

Summary For The Second Quarter Of 2011 - For The Three Months Ended June 30, 2011

During the second quarter ended June 30, 2011, we were active compiling information gained from earlier drilling, assaying and the geophysical survey at the Los Zorros property in Chile in order to prepare for more drilling at Los Zorros which commenced just subsequent to the end of the second quarter.

Annual Meeting – The Company’s Annual General Meeting was held in Abbotsford, BC on June 7, 2011. The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at six (6). The following six directors of the Company were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl – President, CEO & Director; Peter J. Dahl - Chairman & Director; Robert E. Kell - Vice President Exploration & Director; Allen D. Leschert - Director; Larry D. McLean - Vice President Operations, CFO & Director; Malcolm B. Fraser - Director.   Brenda L. McLean was again appointed as Corporate Secretary.  Audit Committee member are: Allen Leschert , Malcolm Fraser and Larry McLean.  Compensation Committee members are: Allen Leschert , Malcolm Fraser and Larry McLean.

At the Annual Meeting, shareholders also passed an ordinary resolution of disinterested shareholders to authorize further share acquisitions in relation to the following: Pursuant to the rules and policies of the TSX-Venture Exchange ("TSX-V"), transactions involving the issuance of shares from treasury which result in ownership of in excess of 20% of the issued and outstanding shares of a listed issuer require approval by a majority vote of disinterested shareholders and also require TSX-V acceptance.  On April 20, 2011 Sasco Partners, LP announced that it had purchased 2,445,500 common shares of the Company by way of open market purchases which increased the shares then owned or controlled by Sasco or Sasan Sadeghpour, who indirectly controls Sasco (collectively, the "Sasco Group") to 23,153,667 shares representing 18.85% of the then issued and outstanding shares of the Company, plus an additional 11,025,834 share purchase warrants held by Mr. Sadeghpour.  The Sasco Group  indicated it may increase its shareholdings through further market purchases, and also expressed interest in participation in further private placements, which may increase the aggregate number of shares owned or controlled by the Sasco Group to in excess of 20% of the issued and outstanding shares of the Company then outstanding.   In relation to this, at the Annual Meeting shareholders passed an ordinary resolution of disinterested shareholders (with Sasan Sadeghpour, Sasco Partners, LP and their respective affiliates and associates abstaining from voting) to authorize and approve future transactions involving the issuance of common shares of the Company, whether by way of private placement, issuance and exercise of warrants or otherwise, to Sasan Sadeghpour, Sasco Parnters, LP or related parties, subject to all required TSX-V approvals.

Annual Approval of Stock Option Plan –The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual General Meeting held on June 7, 2011 the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Form 20F Annual Report Filed With the U.S. SEC – During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Gold and Silver Bullion Holdings - During the second quarter ended June 30, 2011, the Company used a portion of its cash assets to purchase an additional $999,980 worth of gold bullion to hold in lieu of cash.  With the addition of these purchases during the second quarter, the Company held 87,438.925 grams of gold and 70,349.004 ounces of silver which had a market value of $6,456,942 at June 30, 2011.

Investor Relations – Investor relations activities during the second quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations and meetings with shareholders, brokers and investors.

Stock Options – During the second quarter ended June 30, 2011, the Company granted options on 525,000 shares at $1.50 per share to consultants and employees of the Company, and options to directors and officers on 1,900,000 shares at a price of $1.50 per share.  The options have a ten-year term that will expire May 2, 2021.   These options had a fair value on the grant date of $2,096,150.which was expensed in the statements of comprehensive loss in the category “Stock-based compensation”.  During the second quarter, an option on 100,000 shares at $0.20 per share was exercised for proceeds of $20,000.

Warrants – During the second quarter ended June 30, 2011, the Company received proceeds totaling $2,800,950 from warrants that were exercised for the purchase of 3,873,500 shares as follows: 1,141,000 shares at $0.20 per share; 532,500 shares at $0.70 per share; and 2,200,000 shares at $1.00 per share.  No warrants were issued during the second quarter of 2011.

SECURITIES ISSUED DURING THE SECOND QUARTER ENDED JUNE 30, 2011

Outstanding shares at March 31, 2011 – 122,285,219
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Apr 14/11	Common Shares	Warrant Exercise	482,500	$0.70	$337,750	Cash	N/A
Apr 18/11	Common Shares	Warrant Exercise	50,000	$0.70	$35,000	Cash	N/A
Apr 26/11	Common Shares	Warrant Exercise	426,000	$0.20	$85,200	Cash	N/A
May 2/11	Common Shares	Warrant Exercise	650,000	$0.20	$130,000	Cash	N/A
May 2/11	Common Shares	Exercise Options	100,000	$0.20	$20,000	Cash	N/A
May 2/11	Common Shares	Warrant Exercise	1,875,000	$1.00	$1,875,000	Cash	N/A
May 6/11	Common Shares	Warrant Exercise	67,500	$1.00	$67,500	Cash	N/A
May 9/11	Common Shares	Warrant Exercise	100,000	$1.00	$100,000	Cash	N/A
May 11/11	Common Shares	Warrant Exercise	157,500	$1.00	$157,500	Cash	N/A
May 11/11	Common Shares	Warrant Exercise	10,000	$0.20	$2,000	Cash	N/A
May 17/11	Common Shares	Warrant Exercise	5,000	$0.20	$1,000	Cash	N/A
Jun 2/11	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	Cash	N/A
Outstanding shares at June 30, 2011 - 126,258,719

Summary For The Third Quarter Of 2011 - For The Three Months Ended September 30, 2011

In the early part of the third quarter, we resumed drilling at projects situated within our Los Zorros property to follow-up exploration results from earlier drilling and the Titan-24 geophysical survey conducted during the first quarter.  This phase of drilling is still in progress at the time of this report.  During the third quarter, the Company hired an additional geologist to help facilitate an increase in drilling activity, and engaged a consulting geophysicist to assist in the interpretation and correlation of geophysical data in conjunction with exploration and drilling data.   The Company is also seeking to hire additional geologists that have experience in various types of gold deposits, who can apply that experience and knowledge to exploring for multiple precious metal deposits in the Los Zorros district.

During the third quarter we also purchased 20 hectares of mineral concessions in the INCA project area.  Under a Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A. (the "Rojas Option"), the Company had an option to acquire concessions covering a 20-hectare portion of the Inca project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 of which the Company had previously paid).  During the third quarter, the Company paid the Chilean Peso-equivalent of US$150,000 to purchase a 100% interest in these mineral concessions.  No NSR is payable on these concessions.

As a result of the Company’s activities during the three months ended September 30, 2011, exploration/mineral interests costs totaled $709,242 comprised of $638,448 on mineral exploration assets and $70,794 on mineral interests administration and investigation.

Directors and Officers of the Company during the third quarter of 2011 were: Jeffrey P. Dahl – President, CEO & Director; Peter J. Dahl - Chairman & Director; Robert E. Kell - Vice President Exploration & Director; Allen D. Leschert - Director; Larry D. McLean - Vice President Operations, CFO & Director; Malcolm B. Fraser - Director; Brenda L. McLean - Corporate Secretary.

Gold and Silver Bullion Holdings - At the end of the second quarter, the Company held 87,438.925 grams of gold and 70,349.004 ounces of silver which had a market value of $6,456,942 at June 30, 2011.  During the third quarter the Company did not purchase any additional gold or silver bullion.  After deduction of monthly gold and silver bullion vault storage fees, at the end of the third quarter the Company held 87,406.141 grams of gold and 70,196.106 ounces of silver which had a market value of $6,948,063 at September 30, 2011.

Sponsor At GATA Gold Rush 2011 Conference - The Company sponsored the Gala Dinner at the GATA (Gold Anti-Trust Action) Gold Rush 2011 Conference held in London, England in August 2011 which hosted approximately 400 attendees from around the world.

Investor Relations – Investor relations activities during the third quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations and meetings with shareholders, brokers and investors.

Stock Option Granted - During the third quarter ended September 30, 2011, the Company granted a stock option to a consultant on 100,000 shares at $1.40 per share with a fair value (determined by the Black-Scholes valuation method) on the grant date of $92,100  that was expensed in the statement of comprehensive loss in the category “Stock-Based Compensation”.

Options Exercised - During the third quarter ended September 30, 2011, one of our directors exercised a stock option to acquire 200,000 shares at $0.20 per share for proceeds of $40,000 to the Company.  Stock-based compensation of $29,027 related to the exercise of this option was transferred from the stock-based payment reserve to share capital.

Warrants Exercised - During the third quarter ended September 30, 2011, warrants were exercised for a total of 250,000 shares for total proceeds of $90,000 as follows: 200,000 shares at $0.20 per share; and 50,000 shares at $1.00 per share.

SECURITIES ISSUED DURING THE THIRD QUARTER ENDED SEPTEMBER 30, 2011

Outstanding shares at June 30, 2011 - 126,258,719
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jul 4/11	Common Shares	Option Exercise	200,000	$0.20	$40,000	Cash	N/A
Jul 14/11	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	Cash	N/A
Jul 20/11	Common Shares	Warrant Exercise	100,000	$0.20	20,000	Cash	N/A
Aug 15/11	Common Shares	Warrant Exercise	50,000	$0.20	10,000	Cash	N/A
Aug 29/11	Common Shares	Warrant Exercise	50,000	$1.00	50,000	Cash	N/A
Outstanding shares at September 30, 2011 - 126,708,719
Outstanding shares at the date of this report - November 21, 2011 - 126,708,719

MINERAL PROPERTY SUMMARIES

LOS ZORROS PROPERTY, Chile
The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, four-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.

The Los Zorros property consists of multiple project areas situated within a single property holding that now covers more than 100 square kilometers.  Our property is situated in a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  Systematic exploration by SAMEX has revealed that the Los Zorros district is situated at the convergence of important geologic and structural features:

•	the property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills.

•	the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system.

•	the property is also the locus of younger porphyry intrusions.

•
clay-sericite-pyrite alteration is superposed on the porphyry intrusions in four areas that have been identified so far - much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt.  Trenching and a gravity survey have helped better outline the extent of the altered intrusions.

•
the style of mineralization at Los Zorros varies from steep crosscutting veins and breccia to bedded mantos-like occurrences – hosted within sedimentary rocks outboard to the altered porphyritic intrusions.  There is widespread occurrence of gold-bearing barite veins and altered fault zones; common, widespread occurrence of  jasperoid silica; large areas/intersections of anomalous gold and the presence of important pathfinder metals (Hg, As, Sb) often found in association with gold mineralization.

Metal-laden hydrothermal fluids thought to be derived from the younger porphyritic intrusions, likely expelled out along fault structure pathways and into favorable sedimentary intervals to form the significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many outlying mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora, Cresta de Gallo, and Trueno (barite vein systems with possible deeper-seated gold and copper-gold).

What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this district of historic small mining activity.

During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays; and an additional 1,865 meters of trenching (10 trenches/559 samples) during 2005.  Our Phase I exploration yielded significant results including: Nora - DDH-N-04-05 with 15.96 g/mt gold over 7.66 meters, Trench TN-9 with 0.757 g/mt gold over 131 meters, and Trench TN-3 with 0.558 g/mt gold over 117 meters; Milagro - DDH-ML-04-01 with 2.579 g/mt gold over 4.4 meters true width; West Florida - trench TMW-10 with .405 g/mt gold over 138 meters; Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.  Phase I exploration work was conducted on only a portion of the target/project areas that we have identified to-date at Los Zorros.

SAMEX resumed exploration at the Los Zorros Property in 2009 and work is continuing to the present time in 2011.  The encouraging results from phase I exploration, trenching and drilling during 2004-2005 provide important guides for ongoing exploration.  Work over the past year has included bulldozer trenching, sampling assaying, constructing access roads, drill pads and core drilling at several projects areas situated within our Los Zorros property holdings. In late January 2011 we commenced a substantial geophysical survey over portions of the Los Zorros district.  The survey, which included five survey lines totaling over 20 line-kilometers, was conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.  The Titan-24 survey identified 47 interpreted geophysical anomalies, of which 19 anomalies are considered first priority anomalous zones for follow up.

Below are brief summaries/histories of some of the various important exploration project areas situated within our Los Zorros property that we identified during our earlier phases of exploration and that we will be further exploring:

Cinchado Gold Project at Los Zorros - Exploration core drilling was designed to test both beneath and the westward down-dip projected continuation of a prospective zone of strong jasperoid-barite vein/mantos alterations features.  Such features at the south end of Cerro (Mt.) Cinchado can be traced down into the gold-mineralized breccia (3 grams/tonne gold average grade) at the San Pedro mine.  The iron-oxide character of the matrix to the mined breccia suggests that the clasts were cemented by considerable copper- and iron-sulfide.  The three drill holes, DDH-CC-10-01, -02, & -03, did not intersect the target, but instead found that a +250-meter thick diorite sill had been emplaced, post-mineralization/alteration, cutting through the target interval.  This resulted in the target being displaced laterally and decoupled (separated) from the capping jasperoid-barite alteration features by the thickness of the sill.  Additional drilling is required on the Cinchado Gold Project.

Milagro Gold Project at Los Zorros – Early in 2011, two drill holes (DDH-MM-10-01 and -02) were completed as a follow up to test the eastward, down-dip projected continuation of a highly prospective gold-mineralized mantos intercepted in the 2004 drill program (DDH-MM-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters as previously reported in news release No. 1-05, January 21, 2005).  The results of the Milagro project reconnaissance drilling are encouraging and show widespread low-level to anomalous values of gold spread over great thicknesses of quartz-sericite-pyrite altered volcaniclastic sedimentary rock.  The extent and style of alteration, and anomalous gold are indicative of large-scale mineralizing processes, and possibly comprise a halo to areas of significant gold mineralization.

Further west and south of the Milagro drilling, 46 samples were collected on shallow, exposed barite veins, fault zones, narrow breccias and minor jasperoid occurrences observed during prospecting traverses over a 1,300 x 800 meter area.  The 46 samples range from <0.005 to 20.2 g/t gold including 10 samples returning >1.0 g/t gold, with four of these ranging from 4.26 to 5.56 g/t gold.  Underlying this sampled area, a second sizeable IP anomaly characterized by high chargeability and high resistivity situated at relatively shallow depth was identified by Titan-24 Line 4.  The character of this anomaly is that of a thick/extensive, strongly silicified/pyritiferous mantos interval and which is known to be positioned adjacent/proximal to a shallow concealed altered porphyry intrusion (gravity low).  In light of the geologic environment of favorable sedimentary host rocks and widespread, low-level to anomalous gold, this IP anomaly represents another exciting drill target for the Milagro project.

Milagro Pampa Project at Los Zorros – Late in 2010, one exploration core hole (DDH-MP-10-01) was drilled westward inclined to a depth of 869.4 meters.  This hole tested down across anhydrite and quartz stock work veinlets and sheeted vein swarm within a sericite-quartz-pyrite altered porphyritic intrusion.  These bedrock features are concealed beneath 12 meters of gravel cover.  The hole proceeded downward through intense veinleting and pyritiferous sericite-altered porphyritic intrusion, which appears to comprise an extensive phyllic alteration halo.  The west margin of the intrusion was intersected at 657 meters depth where pyritized hornfelsed and calc-silicate skarnoid metasedimentary rocks were intersected.

Geochemical results on continuous sampling show, from 150 to 500 meters depth, overall increasing levels of variably anomalous copper (>100 to 905 ppm) copper and elevated detectible to anomalous gold (>0.050 to 0.332 g/t).  Below approximately 500 meters, the hole encountered a series of prominent vein and brecciated intervals from 0.3 to 1.2 meters thickness with >1% copper, and 0.475 to 6.08 g/t gold.  A 1.9-meter (true width) vein/fault interval assayed 13.0 g/t gold including 0.75 meters (true width) at 29.4 g/t gold.  The interval, 692.0 to 738.6 meters (23.3 meters true width), averaged 1.51 g/t Au, 2.15 g/t Ag and 0.27% Cu with strongly anomalous mercury and arsenic.  The dominant orientation of veins and veinlets intersected in core indicated that the drill hole was cutting down at an acute angle to the vein dip direction and that perhaps was also drilling westward and away from the “heart” of the mineralizing system.  Titan-24 Line 3, which crosses through the area of the drill hole, indeed shows that a sizeable and very strong IP chargeability anomaly (to +40 milliradianes) lies centered 400 meters to the east.  On the profile, hole DDH-MP-10-01 can be seen to be located at the very west edge of the large IP anomaly.  The target at Milagro Pampa is a high-grade, gold-bearing; copper-sulfide mineralized sheeted veins system perhaps of substantial size.

Nora Project at Los Zorros, High-Grade Gold Target – Nora is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching.  The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.  Exploration work we carried out at Nora during 2004 included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2,000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes, and during 2005, an additional 1,865 meters of trenching (10 trenches/559 samples).  During phase I drilling at Nora, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching which may be leakage up from the deeper seated, high-grade, gold-mineralized mantos.  These anomalous gold zones may prove to comprise an important guide to deeper seated high-grade gold mineralization.

Late in 2010 and into 2011, access roads and multiple drill pads were constructed along a 600-meter strike length in the Nora project area in preparation for drilling this area during 2011.  Six new bulldozer trenches have been completed and sampled in other parts of the Nora Project to help extend the target zones further northward.  An additional new barite-jasperoid in-filled fault zone in the eastern part of the project area is in the early stages of evaluation.

West Florida area at Los Zorros – West Florida is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt.  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.

Lora area at Los Zorros – The Lora project at Los Zorros is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching during our phase-one exploration exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench and outcrop samples.  The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization in each hole.  Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within the Lora area.  Further exploration is required in the Lora area to search for higher grade oxide and secondary sulfide mineralization.

Colorina area at Los Zorros – Colorina is an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Virgen del Carmen area at Los Zorros – The Virgin del Carmen area is situated along the same range front as the Colorina area and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Colorina area.  Additional exploration is required to further evaluate the outlying pampa to the west of the Virgen del Carmen mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization.

Salvadora area at Los Zorros – The Salvadora area is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  This area requires drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests potential for a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

Cresta de Gallo area at Los Zorros - Cresta de Gallo is an area with barite vein systems that we have yet to systematically explore for possible deeper-seated gold and copper-gold.

Trueno area at Los Zorros - The Trueno area has barite vein systems that we have yet to systematically explore for possible deeper-seated gold and copper-gold.

In summary, the Los Zorros property contains numerous large-sized gold, silver and copper targets on a single property holding.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new targets and project areas on the property remains strong.

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX Mining Corp. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

Mineral Interests at Los Zorros - As described below, the Company’s Chilean subsidiary, Minera Samex Chile, S.A, has a 100% interest in 65 exploitation mining concessions covering approximately 7,782 hectares acquired by staking, purchase at government auction, purchase agreement, and by option contracts. The Company also has an option to acquire a 100% interest in approximately 3,000 hectares of adjacent mineral concessions.

The Company holds a 100% interest in the acquired concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (covers portions of the Milagro and Lora areas of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Purchase of Mineral Concessions Completed – Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).  SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)	A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);
b)	A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and
c)	Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Company also has an option to acquire approximately 3,000 hectares of additional mineral concessions in the Los Zorros area.  During the second quarter ended June 30, 2011, the Company entered into the following Aravena Option agreement:

Aravena Option - Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. ("the Aravena Option"), SAMEX can acquire 100% interest in mineral concessions covering approximately 3,000 hectare adjacent to the Los Zorros property by making option payments totaling the Chilean Peso-equivalent of US$250,000 over 19 months as follows: US$60,000 upon signing the Option (which has been paid); US$100,000 by January 31, 2012; and US$90,000 by January 31, 2013.  No NSR is payable on these concessions.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROPERTY, Chile
Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district.   The INCA property is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. This area hosts variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization and the exploration objective has been to search beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project and compiled extensive maps of the project area.  We also conducted more than 30 line-kilometers of IP geophysical survey over six survey lines.  In 2007 we conducted additional geophysical surveys and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work was conducted to prepare access roads and drill pads for a Phase I core drilling program.  The core-drilling program completed 10,309 meters of drilling in 35 holes, with an average hole length of approximately 300 meters.  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).

From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources.  Further, we faced option payments on certain concessions covering portions of the INCA property which came due in March of 2009, which have not been paid: As disclosed in Note 7 of the financial statements, the Company has not made the option payment of US$1,000,000 that was due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire a 2,138-hectare portion of the INCA project, therefore, under the terms of the option, the owner may terminate the option upon default of payment by giving 30 days written notice.  We are of the view that, the owner is in default of the agreement in that the owner has not to date resolved certain title issues on a 85-hectare portion of the property and is therefore, not able to validly terminate the option, however, if the owner is able to correct this defect or if our position is not upheld on arbitration, we may face termination of this option. At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment, however the option may be terminated and the Company may be required to relinquish the option on this portion of the INCA property. Due to this possibility, the Company wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009.

“Araya Option” Exercised To Acquire the Providencia Mine Concessions - Of importance, during 2009 we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the INCA project area.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 meters across – with several separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  Additional drilling is required in the Providencia area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

The Company plans to continue its efforts to arrange a joint venture or sale of all or a portion of the INCA property.

INCA Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has mineral rights to mining concessions covering approximately 3,513 hectares acquired by staking, purchase at government auction, a purchase agreement, and exercise of the Araya Option and the Rojas Option:

Araya Option – Pursuant to a Unilateral Option Purchase Contract dated April 4, 2006 with Malvina del Carmen Araya Santander the Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling the Chilean Peso-equivalent of US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Rojas Option - The Company acquired 100% interest in 20 hectares of mineral concessions within the greater INCA project area for consideration of payments totaling U.S. $300,000 (paid).  No royalty is payable on these concessions.

Vizcacha I Purchase – In September 2007, the Company purchased the Vizcacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

The Company also has the option to acquire additional mineral interests in the INCA project area pursuant to the Minera Porvenir Option:

Minera Porvenir Option - Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project for consideration of the Chilean Peso-equivalent of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid) (See Note 7 of the financial statements).  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

Sampling, analytical procedures, controls at INCA - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile
Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 817 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

CHIMBEROS PROPERTY, Chile
The Chimberos Property is a gold-silver prospect located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.  The property is accessed by vehicle by driving north from Copiapo on a paved, two-lane highway (Highway C-17) to the property which is adjacent to the highway.  We recognized the potential of this old mining district a number of years ago and began quietly accumulating concessions by purchasing concessions at government auctions and by staking.  These strategic concessions cover a significant, but partial, portion of the Company's exploration objectives in this prospective, but little-explored Chimberos district.

SAMEX reconnaissance work indicates that the geologic setting of the Chimberos District includes widespread sericite-pyrite alteration of volcanic rocks cut by a principal silver-mineralized fissure vein zone, and complete garnet skarn replacement of a thick calcareous sedimentary unit, which also hosts oxide-copper mineralization.  Although SAMEX has only conducted preliminary sampling and limited detailed mapping in the area, some of the acquired concessions are clustered and cover much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos.  Historically, mining was focused along discrete narrow vein structures of this zone, but SAMEX has been studying the property with a view to defining important targets of shallow bulk-tonnage gold and/or gold-silver mineralization, and also looking for deeper, higher-grade, gold-silver/copper sulfide mineralization – perhaps as an underground, bulk-tonnage target comprised of mineralized anastomizing veins.  Potential for extensive, deeper-seated, mantos-style, more-disseminated style, copper-sulfide mineralization with important gold-silver content hosted by the skarn replacement has also been identified.   Other SAMEX concessions at Chimberos are over projected extensions of the principal fissure fault zone, parts of large areas of sericite-pyrite alteration, and outlying garnet skarn with oxide-copper showings, which are areas where additional targets might be outlined in the future.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 28 exploitation mining concessions that cover an area of approximately 1,672 hectares that comprise the Chimberos Property in Chile.  The Company acquired the concessions by a combination of staking and purchase of concessions through government auctions.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

MISCELLANEOUS PROPERTIES, Chile
The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned.

EL DESIERTO PROPERTY, Bolivia
The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  Limited exploration on the property from 1997 to 2000 included geologic mapping, sampling and reconnaissance IP surveys.  We have not conducted any exploration on the property since that time, however we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

Patent fees ranging from approximately US$1.60 to US$3.20 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to maintain the mining concessions.  In December 2010 we paid patent fees for the El Desierto Property which cover the period until the end of February 2012.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY, Bolivia
SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  Location and means of access - The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana .  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.   Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   We expended more than one million dollars exploring the Eskapa property.  During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.  Since the property is currently inactive, the property interest has been written down to a nominal carrying value of $1,000.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.

At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.   The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.  Ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing involving several thousand meters of core drilling or the driving of access tunnels to test beneath the zones.  During fiscal 2007 we completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.

Sampling, analytical procedures, controls - Geochemical analysis for rock-chip and drill core samples from the Eskapa property were conducted by two major laboratories, Bondar-Clegg (from 1995-1999) and ALS Chemex in 2001.  These laboratories subsequently merged as ALS Chemex which is an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparation for analysis, drill core was cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half was bagged and sealed as a sample for analysis.  No standards or blanks were submitted with any of the samples for analysis by Bondar-Clegg, whereas the samples for analysis by ALS Chemex in 2001 included blanks and standards to provide quality control and check analysis were run on approximately 10% of the samples for any one submittal.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees ranging from approximately US$1.60 to US$3.20 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.  In December 2010 we paid patent fees for the Eskapa Property which cover the period until the end of February 2012.  The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY, Bolivia
The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.  Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide-mineralized body 1,000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

The Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.  Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)	an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;
b)	during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;
c)	during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;
d)	during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and
e)
a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made.  Samex S.A. suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed to Samex S.A. that a portion of the Santa Isabel property was subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it was taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol advised that it was taking active steps to assert its legal rights to the disputed area and anticipated success in doing so.  Samex in turn formally advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Comibol was apparently successful in the legal proceedings against the third party’s claim to the disputed areas, but Comibol did not advised SAMEX S.A. of this outcome.   Instead, Comibol has attempted to terminate the agreement between Comibol and Samex S.A., but has not been successful in doing so.   As of the date of this report, Comibol had not yet resolved this issue with Samex S.A.  We are waiting for resolution of the issue with Comibol before making any further plans concerning the property.  Due to the inactivity on the property, and the issue with Comibol, the property interest has been written down to a nominal value of $1,000.  The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

LIST OF RECENT NEWS RELEASES

News releases can be viewed on the Company’s website at www.samex.com or at www.sedar.com.

News Release No. 6-10 dated September 29, 2010 - DRILLING BEGINS AT CINCHADO GOLD PROJECT – LOS ZORROS, CHILE

News Release No. 7-10 dated October 15, 2010 - MAJOR PRIVATE PLACEMENT FUNDING

News Release No. 8-10 dated November 3, 2010 - MAJOR FUNDING COMPLETED

News Release No. 9-10 dated December 17, 2010 - EXPLORATION UPDATE – LOS ZORROS DISTRICT, CHILE

News Release No. 1-11 dated January 6, 2011 - SAMEX ADDS NEW DIRECTOR

News Release No. 2-11 dated January 26, 2011 - TITAN 24 GEOPHYSICAL SURVEY UNDERWAY – LOS ZPRROS DISTRICT, CHILE

News Release No. 3-11 dated March 2, 2011 - WARRANT TERM EXTENSION

News Release No. 4-11 dated April 18, 2011 - SAMEX MAKES EXPLORATION BREAKTHROUGH AT CINCHADO; MULTIPLE GOLD INTERCEPTS AT MILAGRO & MILAGRO PAMPA – LOS ZORROS DISTRICT, CHILE

News Release No. 5-11 dated May 2, 2011 - STOCK OPTIONS GRANTED

News Release No. 6-11 dated May 3, 2011 - SAMEX PRESIDENT'S LETTER TO SHAREHOLDERS - "ONWARD TO OUR GOALS"; 2010 ANNUAL REPORT, ANNUAL GENERAL MEETING

News Release No. 7-11 dated July 8, 2011 - SAMEX TO RESUME DRILLING AT LOS ZORROS DISTRICT, CHILE

News Release No. 8-11 dated August 24, 2011 - FIRST QUARTER FINANCIAL STATEMENTS TO MARCH 31, 2011 AMENDED AND RE-FILED

“QUALIFIED PERSONS”
Information contained herein concerning our mineral properties has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with international standards.

FORWARD LOOKING STATEMENTS
This Report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX MINING CORP.